UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 MedImmune, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    584699102
             -------------------------------------------------------
                                 (CUSIP Number)

                              Bernd Diethelm Honer
                      c/o Summit Asset Management Co., Inc.
                                    Suite 445
                               666 Plainsboro Rd.
                              Plainsboro, NJ 08536
                                  609-275-1890
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 16, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 584699102                                           Page 2 of 4 Pages



   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bernd Diethelm Honer

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |_|


   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                1,162,406


  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY                  -0-

      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           1,162,406

     PERSON
                    10     SHARED DISPOSITIVE POWER
      WITH
                              -0-

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,162,406

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.89%

  14     TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------------------------------------
CUSIP NO. 584699102              SCHEDULE 13D               Page 3 of 4 Pages
-------------------------------------------------------------------------------


         This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D filed by Bernd Diethelm Honer (the "Reporting Person") with the Securities and Exchange Commission on January 21, 1997 and previously amended on July 9 and September 15, 1997, respectively. Amendment No. 3 relates to sales of shares of the Common Stock, par value $0.01 per share (the "Shares"), of MedImmune, Inc. (the "Issuer") by Mr. Honer on September 15 and September 16, 1997. As of September 16, 1997 Mr. Honer's beneficial ownership of Shares of the Issuer dropped below 5% to 4.89% and, as a result, Mr. Honer's obligation to report material acquisitions or dispositions of Shares on Schedule 13D is terminated.


Item 5.   Interest in Securities of the Issuer.

         (a) As of September 16, 1997, Mr. Honer was the beneficial owner of 1,162,406 Shares, which represents approximately 4.89% of the outstanding Shares of the Issuer. This percentage has been calculated from information received from the Issuer's management.

         (b) Mr. Honer has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all Shares beneficially owned by him. Mr. Honer does not share the power to vote or direct the disposition of any Shares beneficially owned by him.


         (c) The following transactions were effected by the Reporting Person since the most recent filing on Schedule 13D by the Reporting Person and through September 16, 1997.


      Transaction     Date     Security     No.      Price/Share        Market
      -----------     ----     --------     ---      -----------        ------
       Sale          9/15/97    Common      10,000     $28.438          NASDAQ
       Sale          9/15/97    Common      20,000     $28.469          NASDAQ
       Sale          9/16/97    Common      50,000     $28.500          NASDAQ
       Sale          9/16/97    Common      25,000     $28.625          NASDAQ



         (d) None.

         (e) Not applicable.

-------------------------------------------------------------------------------
CUSIP NO. 584699102             SCHEDULE 13D                  Page 4 of 4 Pages
-------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 24, 1997                      BERND DIETHELM HONER


                                              By:  /s/ Scott M. Ciccone
                                                   Scott M. Ciccone, as duly
                                                   authorized attorney-in-fact*



--------
*    Power of attorney previously filed as an exhibit to Amendment No. 1 to
     Schedule 13D on July 9, 1997.